MAXTOR CORPORATION
500 MCCARTHY BOULEVARD
MILPITAS, CALIFORNIA 95035
October 25, 2005
VIA FACSIMILE AND DIRECT TRANSMISSION (VIA EDGAR)
Mr. Mark Shuman
Branch Chief — Legal
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE — Room 4561
Washington, D.C. 20549

Re:	Maxtor Corporation
Registration Statement on Form S-3 (File No. 333-126454)
Request for Acceleration
Ladies and Gentlemen:
          Pursuant to Rule 461 of the Securities Act of 1933, as amended, Maxtor Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement to 8:00 a.m. Eastern Time on October 27, 2005, or as soon thereafter as practicable. The Company also hereby requests a copy of the written order verifying the effective date.
          The Company hereby acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Thank you for your assistance. If you should have any questions, please call Diane Holt Frankle of DLA Piper Rudnick Gray Cary US LLP, counsel to the Company, at 650-833-2026.

Very truly yours, MAXTOR CORPORATION
By:	/s/ C. S. Park
	Name:	Dr. C.S. Park
	Title:	Chairman of the Board and Chief Executive Officer

cc:	Daniel Lee, Securities and Exchange Commission
William O. Sweeney, Maxtor Corporation